June 30, 2011

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Millicom International Cellular S.A.
Form 20-F for the fiscal year ended December 31, 2010
Filed March 7, 2011
File No. 0-22828

Dear Mr. Spirgel

This letter responds to the comments of the Staff (the “Staff”)  of the Securities and Exchange Commission (the “SEC”) contained in the letter from the Staff dated  June 9, 2011 (the “Comment Letter”) regarding the above referenced filing on Form 20-F of Millicom International Cellular S.A. (the “Company”).

We acknowledge the request for complying with these comments in future filings, and confirm that we will do so in the manner indicated within each of our responses set forth below.

Millicom International Cellular S.A. understands that: (i) it is responsible for the adequacy and accuracy of disclosure in the file Form 20-F for the fiscal year ended December 31, 2010; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, Francois-Xavier Roger, with any comments and questions.

Yours sincerely,

Francois-Xavier Roger

Chief Financial Officer

MILLICOM INTERNATIONAL CELLULAR S.A.

15, rue Léon Laval, L-3372 Leudelange, (Grand-Duchy of Luxembourg)

Tel: + 352 27 759 101, Fax : + 352 27 759 359

RC B40630

Form 20-F for the fiscal year ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 50

Liquidity and Capital resources, page 62

1.              Please disclose the amount of cash and short term investments held by each of your foreign subsidiaries as of the end of the most recent fiscal year. In addition, please include a statement that you would need to accrue and pay taxes if repatriated and a statement of your intention regarding repatriation of the funds.

Company response:

The Company does not believe that disclosure of individual entity cash balance information would be useful to readers of the financial statements in understanding the Group’s liquidity and capital resources. We support this statement with the following explanations:

•                  The Group manages and controls cash on a consolidated level through its Corporate Treasury Function, obtaining and deploying financial resources within the Group on a consolidated basis. The level of cash balances held in each entity are carefully managed and planned to optimize  each subsidiary’s liquidity and funding requirements in both the short-term and long-term.

•                  Individual cash balances of subsidiaries on hand at December 31, 2010 are not a reflection of each subsidiary’s ability to generate cash flows, or indication of any intention to repatriate funds.

•                  The Company is in a position to control sources of funds for its own requirements and, if required to, fund or obtain funding on behalf of its subsidiaries.

•                  The Company has not encountered and does not foresee any significant issues in deploying capital resources to any of the countries in which its subsidiaries operate to meet their liquidity and capital resource requirements.  If needed the Company also has the ability to provide guarantees and other forms of support to subsidiaries seeking to obtain external financing.

Due to the Company’s ability and exercise of control relating to sources of funds, there is no specific reliance or requirement for cash balances to be repatriated from subsidiaries. If funds were to be repatriated, certain taxes may be applicable depending on various factors including but not limited to jurisdictional and legal elements (e.g. local tax regimes, international tax treaties in place, tax agreements), as well as the timing, amounts, and mechanisms of repatriation which may be available for the Company.

In addition to not being useful to readers of the financial statements, for commercial sensitivity and security reasons the Company would not like to disclose individual entity balances of cash and cash equivalents. Certain Millicom subsidiaries are operating in dangerous countries and disclosure of amounts held at each of our operations could increase physical risks related to our local executive teams and staff.

While the Company believes that the information provided in its 20-F is sufficient to enable users of the financial statements to understand this point, and in compliance with the disclosure requirements under the relevant  International Financial Reporting Standards , the Company acknowledges the comment by the Staff, and intends to improve disclosures in future filings as shown below.

In future filings:

Further explanatory information on group management of financing and funding requirements will be disclosed within the Liquidity and Capital Resources section of Item 5. Operating and Financial Review and Prospects, as shown below:

(i)            The Group manages its financing structure and cash flow requirements based on its overall strategy and objectives, deploying financial and other resources related to those objectives.

(ii)           The Company is in a position to control its sources of funds to finance corporate level costs, dividend payments to shareholders, and share buyback programs. Sources of funds are cash from operations, internal and external financing as well as cash inflows from sales of operations. Funding decisions are made based upon a number of internal and external factors, including required amounts and timing of outflows, internal and external availability of funds, cost of financing and funds flows and other strategic objectives.

(iii)          As at December 31, 2010, $288 million of its cash and cash equivalents balance is held at holding company level in Luxembourg and a further $74 million in holding companies in countries subject to low or no withholding tax on repatriation to Luxembourg.

(iv)          If funds at foreign operating subsidiary level are repatriated, where applicable, taxes on each type of repatriation and each country would need to be accrued and paid.

Note 4.   Acquisitions of Subsidiaries, Joint Ventures and Non-Controlling Interests, page F-31.

Telefonica Cellular S.A. DE CV

2.              Please explain for us and disclose the nature and purpose of the agreements you reached with your local partner in Honduras regarding Celtel and Navega Honduras and address the following items:

•                  Please clarify whether these agreements were related to each other and whether they were with the same counterparty.

•                  Tell us what consideration you granted in exchange for the unconditional call option to acquire the remaining 33% stake in Celtel and for the additional 6% interest in Navega Honduras.

•                  Please disclose the exercise price of the Celtel call option and put option.

•                  Describe for us in more detail your basis for concluding that is was appropriate to consolidate Celtel and Navega Honduras at the conclusion of these transactions.

Company response:

•                  The agreements were not related to each other, but were with the same local partner as described further below. The agreements enabled us to achieve our objective of reaching a 66.7% shareholding in each of our businesses in Honduras, with the remaining 33.3% owned by our local partner.

Celtel

•                  The unconditional call option for the remaining 33% stake in Celtel was granted in exchange for a conditional put option.  No other consideration was provided.

•                  The put option is conditional on a change of control at Millicom Group level.

•                  The exercise price of the Celtel call option and put option varies depending on the profitability of Celtel based on a single-digit market price based multiple of current year EBITDA.

•                  The basis for concluding that it was appropriate to consolidate Celtel is as follows:

The option agreement reached with our local partner for Celtel enabled us to gain control, and secure, if needed, appropriate ownership succession. Our local partner is an individual. If we did not have the option, we would not be in a position to control the ultimate ownership of his shares.  The unconditional call option allows Millicom to assert control over Celtel, by virtue of power over the non-controlling shareholder’s shares and related voting rights. In practical terms this means that, should the non-controlling shareholder wish to use voting rights to prevent Celtel from the pursuit of strategic, operational or policy direction of Celtel, such that Millicom believe is not in the economic interests of Celtel or Millicom, the option can and would be exercised.

As the call option is currently exercisable, this confers to Millicom control over Celtel (IAS 27R.14). For reporting purposes, this means that Millicom has disposed of its holdings in the jointly controlled operations and entered into a business combination within the scope of IFRS 3R.

The call option does not meet the definition of a liability as it is exercisable at Millicom’s option but it does represent a derivative which should be valued at fair value at each reporting date. At the date of acquisition and at December 31, 2010 the option’s fair value was zero.

Navega

•                  $3 million was paid as consideration for the additional 6% interest in Navega Honduras.

•                  The basis for concluding that it was appropriate to consolidate Navega Honduras is as follows:

The agreement reached with our local partner for Navega was related to implementing our wider strategic objective of operational integration of our cable businesses with our mobile operations in these countries. Alignment of ownership structures and rights with our local partner was an important part of obtaining the right ownership structure to enable this to happen. As Navega Honduras is 100% owned by Celtel, and Millicom controls Celtel, therefore Millicom has control over Navega Honduras.

In future filings:

The Company intends to add the disclosure related to the transaction with Celtel as described above.

The Company does not intend to provide additional disclosure related to the Navega transaction as the amounts involved in the transaction are not considered material to the financial statements.

Note 5.   Disposals of Subsidiaries and Joint Ventures, page F-39

3.              Tell us whether the regional shareholding alignment agreement with your local partner in Guatemala was related to your regional shareholding alignment agreement with you local partner in Honduras, as disclosed on page F-33. Please clarify how your investment in Amnet Guatemala is reflected in the tables regarding subsidiaries and joint ventures on pages F-43 and F-44. In addition, tell us and disclose the consideration you received from your disposal of 45% of your interest in Amnet Guatemala.

Company response:

The regional shareholding alignment agreement was part of our regional strategy of operational integration of our cable businesses with our mobile operations.  As a consequence of the agreement we achieved our objective of having a 55% shareholding in all our businesses in Guatemala with the remaining 45% held by our local partner. Consideration received from our local partner for disposal of 45% of our 100% interest in Amnet Guatemala was a 23% interest in Navega Honduras (raising our stake to 66.7%) and a 45% interest in Navega El Salvador (raising our stake to 100%).  In this way the agreement with our local partner in Guatemala was related to our increased shareholding in Navega Honduras.

As the alignment transactions were for relatively low values (equity values of $13 million for Amnet Guatemala, $15 million for Navega Honduras, and $11 million for Navega El Salvador, and without significant impact on the consolidated statement of income, for materiality reasons further information was not disclosed.

Our investment in Amnet Guatemala is held in Navega.com S.A. shown in the table regarding joint ventures on page F-44, which only lists our material subsidiaries and joint ventures.

In future filings:

•                  The Company does not believe, for materiality reasons that the consideration received from disposal of our 45% interest in Amnet Guatemala is significant enough to require disclosure.

Note 6.   Discontinued Operations and Assets Held for Sale, page F-40

Assets held for sale, page F-41

Sale of tower assets in Ghana, Tanzania and Democratic Republic of Congo, page F-41

4.              Tell us and disclose how you accounted for your sale and leaseback transaction with Helios Towers Ghana, including whether it qualifies as a financing or operating leases and the amount of any gain or loss associated with the sale. Disclose and explain to us the significant terms of the transaction including the lease period, the annual payment amounts, the fair value of the assets sold, the fair value of the acquired 40% interest in Helios Towers Ghana, the treatment of the land underlying the towers, the existence of any lease renewal rights or purchase options. In addition, tell us the extent and nature of any operations of Helios Towers Ghana prior to Millicom’s sale of the tower assets. Explain to us how you account for your investment in Helios Towers Ghana.

Company response:

The sale and leaseback transaction with Helios Towers Ghana was accounted for as follows:

•                  Consideration received for the initial sale of the towers included both cash and non-monetary assets (40% of shares in Helios Towers Ghana). The fair value of the assets was derived by using the estimated replacement cost of the towers adjusted by an amount for wear and tear taking into consideration the average age of the towers.

•                  The fair value of the assets sold was approximately $43 million.

•                  The fair value of the acquired 40% interest in Helios Towers Ghana was $28 million.

•                  The gain on sale which represents the difference between the fair value of the proceeds and the net book value of the towers sold was adjusted to eliminate Millicom’s  40% holding in Helios Towers Ghana and, in accordance with IAS 17.59, a portion deferred as it related to the share of the assets leased back by Millicom (to be recognized over the 12 year period of the lease). After taking into consideration the above adjustments the gain realized on the sale of the towers in 2010 was approximately $5 million and the portion deferred $3 million.

•                  In respect of the lease agreement, Millicom is considered to be leasing back 40% of the towers sold for a period of 12 years (with options to renew for four further periods each of five years). The 40% represents the portion of the towers that will be leased back by Millicom and is derived from the average current technical capacity of the towers.  The monthly fee Millicom is paying to Helios Towers Ghana in respect of the lease back of the towers covers the following three components:

•                  the right to use the land where the tower is located (operating lease);

•                  the right to use the allocated part of the tower (finance lease); and

•                  Services provided by Helios Towers Ghana (service agreement including ongoing tower management and servicing / maintenance).

•                  The right to use the land where the tower is located is considered to be operating lease as there is no transfer of the land included in the lease terms. As such the total operating lease payments being recorded ratably over the terms of the lease and charged to operating costs.

•                  The right to use the allocated part of the tower was designated as a finance lease as the term of the agreement is for the major part of the estimated economic life of the tower and the present value of the minimum lease payments amounts to substantially all of the fair value of the leased asset. As such the lease payments are considered to be part repayment of the resulting financial debt and interest incurred on this debt.

•                  The payments relating to services will be expensed as incurred and charged to operating costs.

•                  Annual payment amounts under the lease agreement depend on the timing of transfer of towers to Helios Towers Ghana, but amount to approximately $7 million per annum as and when all towers under the agreement are transferred.

•                  The 40% interest in Helios Towers Ghana is treated in Millicom’s balance sheet as an investment in associate, due to Millicom’s significant influence in Helios Towers Ghana.

•                  Prior to purchase of the tower assets, Helios Towers Ghana did not have any operations.

In future filings:

•                  The above information will be added to future filings, and disclosure included for future similar transactions in accordance with the relevant accounting standards.

5.              Fully disclose the significant terms of the sale and leaseback transactions with Helios Towers Tanzania and Helios Towers DRC and explain to readers how you are accounting for each transaction, and advise us in detail. Also, please explain to us your methodology for allocating the carrying value of the towers to the portion that will not be leased back. In this regard, tell us how many slots are available on the portion of the towers not leased back and compare this to the percentage of the total carrying value assigned to the portion of the towers not leased back.

Company response:

The methodology for allocating carrying value of towers to the portion which will not be leased back for both Helios Towers Tanzania and Helios Towers DRC was on the same basis as the tower transaction with Helios Towers Ghana, described above.

The key terms of the sale and leaseback transactions with Helios Towers Tanzania are as follows:

•                  Consideration to be received for the sale of the towers will include both cash ($81 million) and non-monetary assets (40% of the shares in Helios Towers Tanzania). The fair value of the proceeds will be derived by using the estimated replacement cost of the towers adjusted by an amount for wear and tear taking into consideration the average age of the towers. The difference between the fair value of the proceeds and the net book value of the towers sold will be adjusted to eliminate Millicom’s  40% holding in Helios Towers Tanzania and, in accordance with IAS 17.59, a portion deferred as it related to the share of the assets leased back by Millicom (to be recognized over the 12 year period of the lease).

•                  In respect of the lease agreement, Millicom is considered to be leasing back 40% of the towers sold for a period of 12 years (with options to renew for four further periods each of five years). The 40% represents the portion of the towers that will be leased back by Millicom and is derived from the average current technical capacity of the towers.  The monthly fee Millicom is paying to Helios Towers Tanzania in respect of the lease back of the towers covers the following three components:

•                  the right to use the land where the tower is located (operating lease);

•                  the right to use the allocated part of the tower (finance lease); and

•                  Services provided by Helios Towers Ghana (service agreement).

•                  The right to use the land where the tower is located is considered to be operating lease as there is no transfer of the land included in the lease terms. As such the total lease payments are straight-lined over the terms of the lease and charged to operating costs.

•                  The right to use the allocated part of the tower was designated as a finance lease as the term of the agreement is for the major part of the estimated economic life of the tower and the present value of the minimum lease payments amounts to substantially all of the fair value of the leased asset. As such the lease payments are considered to be part repayment of the resulting financial debt and interest incurred on this debt.

•                  The payments relating to services will be expensed as incurred and charged to operating costs.

•                  The 40% interest in Helios Towers Tanzania is treated in Millicom’s balance sheet as an investment in associate, due to Millicom’s significant influence in Helios Towers Tanzania.

The terms of the sale and leaseback transaction with respect to Helios Towers DRC, are as follows:

•                  Consideration to be received for the sale of the towers will include cash ($42 million) and non-monetary assets (40% of the shares in Helios Towers DRC). The fair value of the proceeds will be derived by using the estimated replacement cost of the towers adjusted by an amount for wear and tear taking into consideration the average age of the towers. The difference between the fair value of the proceeds and the net book value of the towers sold will be adjusted to eliminate Millicom’s  40% holding in Helios Towers DRC and, in accordance with IAS 17.59, a portion deferred as it related to the share of the assets leased back by Millicom (to be recognized over the 12 year period of the lease).

•                  In respect of the lease agreement, Millicom is considered to be leasing back 40% of the towers sold for a period of 12 years (with options to renew for four further periods each of five years). The 40% represents the portion of the towers that will be leased back by Millicom and is derived from the average current technical capacity of the towers.  The monthly fee Millicom is paying to Helios Towers DRC in respect of the lease back of the towers covers the following three components:

•                  the right to use the land where the tower is located (operating lease);

•                  the right to use the allocated part of the tower (finance lease); and

•                  Services provided by Helios Towers Ghana (service agreement).

•                  The right to use the land where the tower is located is considered to be operating lease as there is no transfer of the land included in the lease terms. As such the total lease payments are straight-lined over the terms of the lease and charged to operating costs.

•                  The right to use the allocated part of the tower was designated as a finance lease as the term of the agreement is for the major part of the estimated economic life of the tower and the present value of the minimum lease payments amounts to substantially all of the fair value of the leased asset. As such the lease payments are considered to be part repayment of the resulting financial debt and interest incurred on this debt.

•                  The payments relating to services will be expensed as incurred and charged to operating costs.

•                  The 40% interest in Helios Towers DRC is treated in Millicom’s balance sheet as an investment in associate, due to Millicom’s significant influence in Helios Towers DRC.

In future filings:

•                  The above information on the above sale and leaseback agreements will be added to future filings, and similarly for future similar sale and leaseback transactions, and in accordance with the relevant accounting standards.

Note 31.  Commitments and Contingencies, page F-80

Litigation, page F-81

6.              With respect to your Sentel license dispute, please fully comply with the disclosure requirements of paragraph 86 of IAS 37, including an estimate of the financial effect of this contingency.

Company response:

In accordance with Paragraph 86 of IAS 37, an estimate of the financial effect of a contingent liability, an indication of the uncertainties relating to the amount of timing of any outflow and the possibility of any reimbursement should be made where practicable.

Due to the unique nature of the dispute, the status of the process for arbitration proceedings, a lack of qualitative information from which to assess possible outcomes, and a lack of financial information, significant uncertainties exist as to the financial impact (if any) of the dispute. The uncertainties are such that, at the date of filing of its financial statements (and up to the date of this response letter), it is not practicable to include a reasonable and accurate assessment of the possible financial effect of this contingency.

In future filings:

•                  The above wording, or similar to reflect the prevailing circumstances at the time, will be added to the disclosure note in future filings.

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